UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

VOLTA INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92873V102
(CUSIP Number)

James DeGraw
c/o Volta Inc.
155 De Haro Street
San Francisco, California 94103
(888) 264-2208
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 21, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d‑1(f) or §240.13d-1(g), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 92873V102

1	NAMES OF REPORTING PERSONS
Scott Mercer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,595,109(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
12,595,109(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,595,109(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)         Consists of (a) 11,935,806 shares of Class A Common Stock and (b) 659,303 shares of Class A Common Stock issuable upon the exercise of stock options. Excludes 5,250,000 restricted stock units of Class A Common Stock which will not vest within 60 days of October 21, 2022.

(2)          Based on 168,988,563 shares of Class A Common Stock outstanding as of September 23, 2022, as reported by the Company.

SCHEDULE 13D

Item 1.	Security and Issuer.

This Amendment No. 2, dated October 21, 2022 (this “Amendment No. 2”), supplements and amends the Schedule 13D filed by Scott Mercer (the “Reporting Person”) with the Securities and Exchange Commission on September 16, 2021 (as amended by Amendment No. 1, dated April 19, 2022, and this Amendment No.2, the “Schedule 13D”) relating to shares of Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), of Volta Inc., a Delaware corporation (the “Company”), with its principal executive offices at 155 De Haro Street, San Francisco, California 94103. Capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of the Transaction

On the below-referenced dates, the Reporting Person sold 2,968,175 shares of Class A Common Stock in market transactions at the below-referenced prices:

Date of Sale (2022)	Number of Shares	Price per Share

September 7	250,000	$2.1502

September 8	350,000	$2.1001

September 9	350,000	$2.1305

September 12	200,000	$2.2395

September 13	200,000	$2.1710

September 14	200,000	$2.3317

September 29	250,000	$1.3200

September 30	131,270	$1.2676

October 3	250,000	$1.1700

October 4	250,000	$1.2530

October 5	36,905	$1.2100

October 6	250,000	$1.1680

October 7	250,000	$1.0700

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) The Reporting Person has beneficial ownership of 12,595,109 shares of the Class A Common Stock. The percentage of beneficial ownership is approximately 7.5% of the outstanding shares of the Class A Common Stock. The percentage of the Class A Common Stock is based on 168,988,563 shares of Class A Common Stock outstanding as of September 23, 2022 as reported by the Company.

The Reporting Person has the sole power to dispose or direct the disposition of all shares of the Common Stock that the Reporting Person beneficially owned as of the date of this report.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2022

	By:	/s/ Scott Mercer
Scott Mercer